PRESS RELEASE 20th February 2003

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED 31 DECEMBER 2002

REED ELSEVIER COMBINED BUSINESSES

	2002 £m	2001 £m	2002 €m	2001 €m	Change at constant currencies %
Reported figures
Turnover	5,020	4,560	7,982	7,342	13%
Operating profit	507	391	806	630	29%
Profit before taxation	289	275	460	442	2%
Net borrowings	2,732	3,229	4,180	5,296
Adjusted figures
Operating profit	1,133	990	1,801	1,594	17%
Profit before taxation	927	848	1,474	1,365	11%
Operating cash flow	1,010	1,006	1,606	1,620	2%
Operating margin	23%	22%	23%	22%
Operating cash flow conversion	89%	102%	89%	102%
Interest cover (times)	5.5	7.0	5.5	7.0

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the ‘Reed Elsevier combined businesses’).

The financial highlights presented refer to ‘adjusted’ profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. A reconciliation between the reported and adjusted figures is provided in Note 5 to the Preliminary Statement.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2001 full year average rates.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	2002 £m	2001 £m	Change %	2002 €m	2001 €m	Change %	Change at constant currencies %
Reported profit attributable	89	61		144	101
Adjusted profit attributable	361	330	9%	542	503	8%	11%
Average exchange rate €:£	1.59	1.61		1.59	1.61
Reported earnings per share	7.0p	4.8p		€0.18	€0.13
Adjusted earnings per share	28.5p	26.1p	9%	€0.69	€0.64	8%	11%
Dividend per share	11.2p	10.5p	7%	€0.30	€0.30	—

The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

We are pleased to report a further year of strong financial performance and strategic progress in 2002.  Reed Elsevier has achieved the targets we established three years ago when we laid out our strategy for growth despite a very different and more challenging global economic environment: organic revenue growth is ahead of the market in each of our four divisions; adjusted earnings per share saw double digit growth at constant currencies; and a good conversion of earnings into cash has been delivered.  The Harcourt Science & Medical and Education businesses acquired in 2001 have strongly contributed in their first full year within Reed Elsevier.

Reed Elsevier’s performance this year demonstrates the strong fundamentals of our business: leading brands and market positions; high quality and in-depth content; international business spread; and financial strength.  The performance in 2002 also underscores the turnaround in the business over the last three years as we have aggressively executed against our strategy, and gives us much confidence for the future.  Continuing investment in new products and innovation, and in sales and marketing initiatives, is driving momentum across our businesses, together with a constant focus on operational efficiency and cash generation.  The organisation is now much stronger, with a sound structure in place and much greater depth of proven management talent.

FINANCIAL RESULTS

In 2002, revenues were up 10% to £5,020 million/9% to €7,982 million, including a full year contribution from the Harcourt acquired businesses.  At constant exchange rates, revenues were up 13%.

Adjusted pre-tax profits were 9% higher at £927 million/8% at €1,474 million, representing an 11% increase at constant exchange rates.  The incremental contribution from the Harcourt acquisition offset the dilutive impact of other acquisitions and disposals.  Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Underlying revenue and adjusted operating profit growth, including the Harcourt acquired businesses on a proforma basis, were 1% and 8% respectively, or 4% and 9% excluding the Business division which has been the most affected by the global economic slowdown.  Overall operating margins at 22.6% were 0.9 percentage points higher.  Tight cost control and Harcourt integration benefits more than offset the effect of lower margin acquired businesses.

Adjusted operating cashflow at £1,010 million/€1,606 million represents a strong 89% conversion of adjusted operating profits into cash.

The Science & Medical business, now branded Elsevier, had a good year with strong subscription renewals and growing online sales, as well as a very successful medical book publishing programme.  Revenues and adjusted operating profits were up 29% and 26% respectively at constant exchange rates, with underlying growth of 6% and 11% including the Harcourt STM businesses on a proforma basis.

In the Science & Technology business, subscription renewals are strong, migration to electronic only contracts is accelerating, and sales of new information services, including backfiles and subject collections, are going well.  The Harcourt journal content has been migrated to the ScienceDirect service, which now covers 72% of the subscription base by value.  In Health Sciences, there has been a major turnaround in the Harcourt business, moving from 3% proforma revenue growth in 2001 to 6% in 2002, and outperforming the market.  The business has been reinvigorated under a new management team, with much greater focus on new product investment, sales and marketing.  Good growth in book sales came from a strong publishing programme and increased demand from the expanding healthcare professions.  Electronic revenues are also growing well with new subscribers and new online services.

Across both Elsevier businesses, usage of online services is growing strongly and helping offset the pressures on institutional budgets, through delivering greater customer productivity and value.  The integration of the Harcourt businesses is now mostly complete and much of the resulting cost savings is being reinvested in further growth initiatives.

The Legal business, now branded LexisNexis, performed well, with continued momentum in the turnaround of the business seen in the prior year.  Revenues and adjusted operating profits were up 5% and 10% respectively at constant exchange rates, or 4% and 11%, excluding acquisitions and disposals; a very satisfactory performance in markets that have been affected by the economic slowdown.  LexisNexis continues, we believe, to outperform the US legal markets with revenue growth of 4%, driven by good growth in online usage and building customer preference.  Online revenues were 8% ahead with particularly strong growth in sales to the small law firm market.  In corporate and federal markets, continued strong growth in risk solutions is more than compensating for weakness in corporate business information, to deliver 5% revenue growth.  The LexisNexis International businesses performed satisfactorily, other than in Latin America where conditions remain particularly difficult.  Operating margins improved by 1.2 percentage points to 21.3% as we continue to focus on building the margin across the Legal business, especially in the US, whilst releasing funds for further investment.

The Education business, now branded Harcourt Education, has performed well against a schools market that was weaker than in the prior year.  Revenues and adjusted operating profits were up 78% and 45% respectively at constant exchange rates, or underlying 2% and 4% including the Harcourt US education business acquired in 2001 on a proforma basis.  The US schools market was an estimated 5% lower in 2002 with a weak adoption cycle compounded by more cautious spending by US states, with budgets under pressure and deferral of spend in anticipation of increased federal funding.  Harcourt offset this market decline through a significant outperformance, gaining the leading share of the new state adoption revenues available and performing well in backlist sales and in open territories to deliver revenues marginally ahead of the prior year.  The Testing business acquired with Harcourt had another good year with good growth from state testing contracts and new publishing, delivering revenues 8% ahead of a particularly strong 2001.  Integration and rationalisation of the Harcourt businesses is yielding higher than expected savings enabling additional investment in the business, particularly in electronic learning, whilst improving margins.  Outside the US, growth in the Harcourt Education International business was held back by a much lower UK primary schools market against a prior year of significant curriculum change.

The Business division, now branded Reed Business, saw another year of significant outperformance in a very difficult market.  Through a continued focus on building market share, managing yields and aggressive action to reduce costs, underlying revenue decline was limited to 6% and profits were increased by 2%.  The sector and geographic spread of the business, its market leading positions and the mix of subscription sales also helped to mitigate the decline in advertising markets.  Reported revenues and adjusted operating profits were 14% and 4% lower respectively at constant exchange rates reflecting the disposal of the travel publishing and other non-core businesses in 2001.  The Exhibitions business, although affected by late cycle pressures in its markets, delivered underlying revenues only 1% lower and flat adjusted operating profits, a very satisfactory performance in difficult markets reflecting the strength of its shows and tight cost management.

Disposals and acquisitions, other than Harcourt, reduced adjusted pre-tax profits against the prior year by 3%, principally due to the lost contribution from the travel publishing businesses and the investment we are making in electronic development at the Courtlink and Classroom Connect acquisitions.  This dilution is offset by a full year versus part year contribution after financing of the acquired Harcourt businesses.

Amortisation of goodwill and intangible assets at £527 million/€838 million was £26 million/€32 million higher than in the prior year reflecting the 2001 and 2002 portfolio changes less some currency translation effects.  Exceptional pre-tax charges of £111 million/€176 million relate to acquisition integration and other restructuring, in which we have seen over 1,500 positions eliminated, and disposals.  After tax, and including prior year tax credits, exceptional items showed a net gain of £11 million/€18 million.

The reported profit before tax, including the amortisation of goodwill and intangible assets and exceptional items, was £289 million/€460 million, which compares with £275 million /€442 million in the prior year.  The reported attributable profit of £181 million/€288 million increased against a reported attributable profit of £126 million/€202 million in the prior year.

PROGRESS ON STRATEGY

It is now three years since we laid out our investment-led strategy for growth.  Over this period we have seen a transformation of Reed Elsevier, in its strategic positioning, its financial performance, and in its prospects.  This has been delivered by relentless execution against the milestones we laid out in our strategy for growth:

●

The business has been reshaped and refocused: four core businesses in attractive long term growth markets; leading global positions in each; strong subscription revenues and reduced advertising exposures; and strong cashflow dynamics.

●

Organisational effectiveness has been upgraded: clear responsibilities and accountability; strong management teams; continuous building of depth of talent; a range of initiatives on training and development, values and culture, and internal communication.

●

A dramatic step up in product, sales and marketing, and related investment: global leader in online scientific information; online legal information services transformed; significant and persistent share gains in schools education and business to business, and new electronic services; internet revenues now over £1 billion/€1.6 billion, beating the original target set three years ago; annual investment spend approaching £300 million/€480 million, compared to £80 million/€120 million in 1999, and increasing.

●

The cost base has been restructured: over £350 million/€550 million of annual costs savings realised; continuous focus on improving operational efficiency; a leaner, faster moving, higher quality organisation.

●

Global capabilities are being built: in medical publishing and schools education through the acquisition of Harcourt; development of global online platforms in Science and Legal; content and service acquisitions in the US, Europe and Latin America.

Our strategy is working and has stood the test of a most challenging economic environment.   Our goal of above market revenue growth focuses each of our businesses on innovation, to drive product superiority and incremental revenue growth.  Our continuing investment and focus on organisational effectiveness reinforce this.

In Science & Medical: we expand our content and online functionalities; upsell to our existing customers and widen our distribution to new customers; add new services and redeploy content in new geographies; drive usage and add customer value.

In Legal: we expand our content and online functionalities; customise solutions for individual markets; establish our global online platform; add to our content globally through editorial investment and selective acquisitions; add new information services and tools; drive usage and add customer value.

In Education: we develop market leading textbook programmes and expand our curriculum range; develop electronic learning resources; grow our testing business through organisational development and investment in new classroom based resources and online services; expand geographically where financial returns are attractive; expand our online professional development services.

In Business: we upgrade and develop our titles, exhibitions and services to expand the market and win share; manage yields; expand online services around proven business models; add further subscription services; expand geographically leveraging our brands, content and skills.

Our goal of double digit adjusted earnings growth at constant currencies demands this focus on revenue growth as well as a continuous improvement in operational efficiency.

PARENT COMPANY EARNINGS AND DIVIDENDS

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, the adjusted earnings per share were up 9% at 28.5p and up 8% at €0.69 respectively.  At constant exchange rates this represents an increase of 11%.  The reported earnings per share, including the amortisation of goodwill and intangible assets and exceptional items, was for Reed Elsevier PLC shareholders 7.0p (2001: 4.8p) and for Reed Elsevier NV shareholders €0.18 (2001: €0.13).

The proposed Reed Elsevier PLC final dividend is 8.0p per share which, together with the interim dividend of 3.2p, gives a total dividend of 11.2p, up 7% on the prior year.  The Reed Elsevier NV dividend under the equalisation arrangements is €0.21 per share which, together with the interim dividend of €0.09, gives a total Reed Elsevier NV dividend unchanged at €0.30.  The difference in dividend growth rates reflects the impact of currency movements since the prior year dividend declaration dates.

OUTLOOK

Whilst 2003 can be expected to be another challenging year, our businesses are strongly placed and showing good momentum.  We have demonstrated over the last two years that we can deliver good growth in revenues, margin, profit and cash generation despite a tough economic environment, and it is our expectation to deliver again in 2003.

The continuing investment into the business positions us well to grow our revenues ahead of the market.  The Science & Medical business is benefiting from growing online take-up and new services, and will see the continued turnaround in Health Sciences.  The Legal business should see another year of strong competitive performance.  The Education business is expected to see continuing state budget pressures but some benefit from the additional federal funding and more state adoption revenues available.  In Business markets, no upturn is assumed, although Reed Business is well positioned should markets recover.  The restructuring actions taken in 2002 and continuous tight cost management should enable us to again improve operating margins whilst releasing funds for further investment.

We remain committed to deliver on our targets of above market revenue growth and double digit adjusted earnings per share growth at constant currencies for 2003. Inevitably, some caution would be necessary if there were to be a marked further deterioration in the economic environment.  If current exchange rates prevail, there will be an adverse translation impact on reported earnings particularly when expressed in euros.

We are very encouraged by the transformation of Reed Elsevier in the last three years.  We have a strong business, a clear strategy, a well motivated and experienced management team, and a relentless commitment to execute against our objectives.  We see significant opportunities for growth and a pipeline of initiatives to deliver on them.  We have great confidence in Reed Elsevier’s future success.

Morris Tabaksblat	Crispin Davis
Chairman	Chief Executive Officer

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE

REVIEW OF OPERATIONS

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover
Science & Medical	1,295	1,024	2,059	1,649	29%
Legal	1,349	1,330	2,145	2,141	5%
Education	993	579	1,579	932	78%
Business	1,383	1,627	2,199	2,620	–14%
Total	5,020	4,560	7,982	7,342	13%

Adjusted operating profit
Science & Medical	429	344	682	554	26%
Legal	287	267	456	430	10%
Education	183	132	291	212	45%
Business	234	247	372	398	–4%
Total	1,133	990	1,801	1,594	17%

The Review of Operations refers to adjusted operating profit performance. Adjusted profit figures are used by Reed Elsevier businesses as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items. Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2001 full year average rates.

SCIENCE & MEDICAL

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover
Elsevier
Science & Technology	746	664	1,186	1,069	14%
Health Sciences	549	360	873	580	57%
	1,295	1,024	2,059	1,649	29%
Adjusted operating profit	429	344	682	554	26%
Operating margin	33.1%	33.6%	33.1%	33.6%	–0.5pts

The Science & Medical business, now branded Elsevier, has had another very successful year.  Strong subscription renewals, growing online sales and a successful medical book publishing programme have delivered revenue growth ahead of the market.  The successful integration of the Harcourt STM business and tight cost control has delivered double digit underlying profit growth.

Revenue and adjusted operating profits increased by 29% and 26% respectively at constant exchange rates, or, underlying, by 6% and 11% including the Harcourt STM business on a proforma basis.  Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 6%.

In Science & Technology, this was driven by strong subscription renewals, both for print journals and ScienceDirect, and growing online sales, including newly introduced backfiles and subject collections.  Migration to e-only contracts is accelerating, which, whilst generating lower revenue than a combined print and electronic sale, has a positive impact on operational efficiency and provides a good platform for the sale of new electronic services.

In Health Sciences, underlying revenue growth was driven by a successful medical book publishing programme, with strong new publishing and increased demand from the expanding healthcare professions.  The online service, MD Consult, saw good growth with a 15% increase in subscribers and expanded content.  The Excerpta Medica sponsored communications business serving the pharmaceutical industry also performed well.

The integration of the Harcourt STM businesses within Elsevier is now mostly complete.  Publishing operations have been unified, journal production centralised and the Harcourt IDEAL online service migrated to ScienceDirect.  Journal distribution has been integrated and warehousing capacity is being rationalised.  Offices have been consolidated internationally.  Book production and distribution systems will be integrated over the coming year.  The annual cost savings target of US$40 million will be exceeded, with close to that amount realised in 2002.  More than half of this has been reinvested in new product development.

Operating margins, at 33.1%, are 0.5 percentage points lower than in the prior year, reflecting the inclusion of the lower margin Harcourt STM business for a full year.  The underlying margin improvement on a proforma basis was 1.5 percentage points, including in the Health Sciences business as action is taken to improve the efficiency of the acquired business.

The Elsevier business is making good progress against its strategic priorities.  We continue to expand our content and make more of it available electronically.  During 2002, the number of articles available on the ScienceDirect web service increased from 1.8 million to 3.3 million from new publishing, the progressive loading of backfiles and migration from the IDEAL platform.  Additional content came from continued strong publishing in our journals and a very successful medical publishing programme, as well as acquisitions.  We acquired Hanley & Belfus, a leading US publisher in the medical student market, and recently established a strong position in Germany through the acquisition of the STM businesses of Holtzbrinck, including Urban & Fischer, a leading medical publisher.

ScienceDirect saw strong growth in the year, with the number of articles downloaded up 70% to 86 million.  The percentage of subscribers by value now taking ScienceDirect is 72%, up 6 percentage points in the year with most major customers now taking the service.  The majority of those not taking ScienceDirect are able to access web editions of journals as part of their core subscriptions, but without the retrieval, linking and other functionalities of ScienceDirect.

The outlook for the Science & Medical business is good.  Although academic institutional and corporate budgets are under pressure, Elsevier continues to see strong subscription renewals and is driving increased demand through new content and online services, adding value and productivity to existing customers and widening distribution.  Further margin improvement is expected from increasing operational efficiency, particularly in the Health Sciences business.

LEGAL

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover
LexisNexis
North America	1,056	1,041	1,679	1,676	6%
International	293	289	466	465	3%
	1,349	1,330	2,145	2,141	5%
Adjusted operating profit	287	267	456	430	10%
Operating margin	21.3%	20.1%	21.3%	20.1%	1.2pts

The Legal business, now branded LexisNexis, has had a successful year, outperforming the market and making good progress in improving margins.  Continued investment has been made in new online services and geographic expansion.

Revenues and adjusted operating profits increased by 5% and 10% respectively at constant exchange rates, or 4% and 11% excluding acquisitions and disposals.  LexisNexis North America saw underlying revenue growth of 4%, a very satisfactory result given the pressure in some markets from the economic slowdown, particularly in the corporate sector.  Outside the US, International sales growth was 3% held back by the difficult conditions in the corporate sector and Latin America.  Operating margins were up 1.2 percentage points to 21.3%, with good operational gearing and improving cost efficiency in part offset by additional investment in new online services and development in Courtlink, the fast growing electronic court access and filing company acquired in 2001.

In US Legal markets, revenues grew by 4%. Online revenue growth was 8%, with continued strong growth in online usage and increasing penetration of the small law firm market.  Print and CD sales were flat as the market moves online.  The legal directories business again performed well with strong renewals and expanded web services.  In US Corporate and Federal markets, revenues increased by 5% with strong growth in risk solutions services more than compensating for the impact of the economic slowdown on the corporate business information market. Underlying operating profit growth at LexisNexis North America was 15%, reflecting the good progress on cost efficiency.

The LexisNexis International businesses outside North America saw revenues and adjusted operating profits up 3% and 4% respectively.  Online sales grew strongly in all major markets, partly offset by the migration from print and CD product.  Underlying sales growth of 3% was held back by weakness in demand from corporate customers and in Latin America.  Underlying operating profits grew more slowly at 1% reflecting investment in new online services and expansion of the business in Germany. In part this investment has been funded by rationalisation of editorial and production processes within Europe during the second half of the year.

LexisNexis is continuing to expand its content and online services as well as pushing into new markets.  In the US, we have progressively expanded our coverage of annotated codes for individual states and are well advanced in developing modern summaries of all federal and state cases.  We continue to add to the functionality of our online services, and are expanding the electronic filing and court access services acquired with Courtlink.  We also continue to expand internationally through internal development and acquisition, and the building of our global online delivery platform.  The acquisition of Quicklaw gave us the leading position in online legal information in Canada, and MBO Verlag provides an important step up in developing our business in Germany.  The organisational structure, management and resources are in place to deliver on our strategy and continue the growth momentum in the business.

The outlook for the LexisNexis business is good, despite the pressure of the economic slowdown on legal markets. Product innovation and the gains in customer productivity offered by our growing online services are stimulating continued growth.  The focus on increasing operational efficiency is expected to deliver further margin improvement whilst investment levels are maintained.

EDUCATION

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover
Harcourt Education
US Schools & Testing	846	440	1,345	708	100%
International	147	139	234	224	8%
	993	579	1,579	932	78%
Adjusted operating profit	183	132	291	212	45%
Operating margin	18.4%	22.8%	18.4%	22.8%	–4.4pts

The Education business, now branded Harcourt Education, has performed well to deliver underlying growth in a difficult schools market.  The Harcourt US Education and Testing businesses acquired in July 2001 have made a good contribution and have been integrated with Reed Elsevier’s other education businesses to become a leading global business in the English speaking schools market. The Harcourt US K-12 schools business again significantly outperformed the market.

Revenues and adjusted operating profits increased substantially with a full year contribution from the acquired Harcourt businesses.  Underlying growth in revenues and operating profits was 2% and 4% respectively at constant exchange rates including the acquired Harcourt businesses on a proforma basis.

The Harcourt US K-12 schools business performed well against a market estimated to be some 5% lower, delivering revenues marginally ahead of the prior year. This market decline is a reflection of the weaker adoptions cycle in 2002 compounded by more cautious spending by US states, with budgets under pressure and deferral of spend in anticipation of the increased funding allocated by the federal government. Adjusted operating profits were up 4% before other acquisitions driven by greater cost efficiency across the supply chain and operating infrastructure, as well as from integration of the supplemental businesses.

Operating margins were lower at 18.4% due to the effect of including the acquired Harcourt businesses for a full year with their seasonally low first half margin. Underlying margins on a proforma basis improved by 0.5 percentage points despite the low revenue growth, due to the greater cost efficiency. The integration savings are higher than initially targeted and have financed additional investment in electronic learning.

Harcourt Education’s significant outperformance of the US K-12 market has been driven by strong new publishing against available adoption opportunities and good growth in sales of the backlist and in open territories particularly in the elementary schools market. We won the highest overall market share of 2002 state adoption revenues despite the disappointment of not participating in California elementary reading. The elementary school business was particularly successful in Florida reading, California math, and in science and social studies across a number of states.  In secondary, the science and literature and language arts programmes again performed well.

The Harcourt Testing businesses saw underlying revenues 8% ahead, driven by good growth from new and existing state contracts and successful new educational and clinical assessment publishing. Operating margins increased through significant process improvements following relocation of the business to new facilities in the prior year, and underlying operating profits were 25% higher.

The Harcourt Education International business saw flat revenues, before acquisitions. Strong growth from successful new publishing in the UK secondary schools market was offset by a weaker UK primary schools market, following a strong prior year of significant curriculum change, and lower academic publishing sales.  The Global Library business grew well with an expanded sales and marketing organisation.  Underlying operating profits in the International business were 10% lower, due to the flat sales and investment in new publishing and sales and marketing.

Harcourt Education remains focused on delivering market leading textbook programmes and we are continuing to invest in expanding our curriculum range and in electronic learning resources. In Testing we have now launched a major new edition of the Stanford Achievement Test series which combines the power of well established norm referencing tests with the flexibility to adapt to individual state criteria. Our online testing capabilities are developing well and positioned for market growth.

In 2003, the US schools market is expected to see some recovery despite continuing state budget pressures through the benefit of additional federal funding and more state adoption revenues available.  We have strong publishing programmes across our businesses to address these opportunities.  In Testing, revenue growth will be held back by the non-renewal of the California state testing contract but this will have only a limited impact on planned profit growth.  Our cost savings programmes and continuing integration benefits should deliver further margin improvement whilst we continue to increase investment in new publishing and electronic learning. The longer term growth opportunities in Harcourt Education remain very attractive.

BUSINESS

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover
Reed Business Information
US	438	593	696	955	–23%
UK	241	260	383	419	–7%
Continental Europe	256	263	407	423	–4%
Reed Exhibitions	425	446	676	718	–4%
Other	23	65	37	105
	1,383	1,627	2,199	2,620	–14%
Adjusted operating profit	234	247	372	398	–4%
Operating margin	16.9%	15.2%	16.9%	15.2%	1.7pts

The Business division, now branded Reed Business, had another year of significant outperformance in a very difficult market, through building share, managing yields, and action to further reduce costs.  The sector and geographic spread of the business, its market leading positions and revenue mix helped mitigate the weakness in advertising markets.

Underlying revenues were 6% lower than in the prior year reflecting persistent weak advertising markets worldwide, although the rate of decline year on year slowed significantly in the second half. The US business was most affected, whilst, in Europe, subscription revenues to an extent mitigated the advertising decline. The Exhibitions business, although affected by late cycle pressures in its markets, saw revenues only slightly lower than the prior year. Underlying operating profits increased by 2% as a result of the cost actions taken across the businesses. Reported revenues and adjusted operating profits at constant exchange rates were down 14% and 4% respectively reflecting the sale of the travel publishing businesses and other non-core businesses in 2001.

In the US, Reed Business Information saw revenues, excluding disposals, 12% lower than the prior year. Magazine advertising markets in general remained depressed, although the rate of decline slowed considerably across the year. Improvement in some markets, most notably Entertainment, and growth in Construction data subscription services was more than offset by declines in Manufacturing, Electronics and Telecoms. Despite the revenue decline, underlying operating profits have risen by 15% reflecting the significant action taken to reduce costs, both as a response to the current market environment and as part of a longer term drive to improve US margins.

In the UK, Reed Business Information revenues, excluding disposals, were 6% lower with reductions in display and recruitment advertising, particularly in the Technology and Air Transport sectors. The Agricultural titles recovered from the low point last year during the foot and mouth crisis and the Social Services sector performed strongly. Online revenues grew over 20% with the continuing success of subscription services and online directories. Cost actions restricted the decline in underlying profits to 4%, representing a small improvement in operating margin.

In Continental Europe, Reed Business Information saw revenues, excluding acquisitions and disposals, down 2%, whilst underlying operating profits were 6% ahead. Strong market share gains and the resilience of subscription income mitigated to a large extent the decline in advertising markets. Performance in individual sectors was mixed, with the Hospitality, Regulatory and HR sectors in the Netherlands performing particularly well, whereas there were significant declines in Management titles and Training serving the SME market. The operations in Belgium were closed with the pan European Electronics titles relocated to France. Operating margins improved through continuing action to reduce costs.

At Reed Exhibitions, underlying revenues were 1% lower, excluding acquisitions and disposals, whereas operating profits were held to the level of the prior year with some benefit from the cycling of non annual shows and through tight cost management.  Growth in Asia Pacific and in the majority of the North American shows was offset by weakness in the US manufacturing sector and in Europe particularly in the international shows. The resilience of the Exhibitions business is a reflection of the market leading positions of our shows and the sector and geographic spread of the business, and we continue to launch new shows exploiting proven concepts across markets.

The outlook for Reed Business in 2003 remains uncertain, with a global economic recovery elusive. A modest decline in underlying revenues might be expected, absent any further marked deterioration in economic conditions, given the drift in advertising markets and the net adverse impact this year of the cycling of non-annual exhibitions. Some further improvement in margins, from tight cost control and the actions taken in 2002, should help mitigate the effect on profitability. The outlook in the longer term remains positive. As economic conditions improve, the business should benefit significantly from the market share gains achieved and gearing off a lower cost base.

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Profit & Loss

The reported profit before tax for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £289m/€460m, which compares with a reported profit of £275m/€442m in 2001. The increase reflects higher underlying operating profits, less the full year effect of financing and goodwill and intangible asset amortisation of the Harcourt businesses, acquired in July 2001, as well as dilution from other 2001 acquisitions and disposals. The reported attributable profit of £181m/€288m increased against a reported attributable profit of £126m/€202m in 2001 and includes exceptional prior year tax credits.

Turnover increased by 10% expressed in sterling to £5,020m, by 9% expressed in euros to €7,982m, and by 13% at constant exchange rates. This included a £1,269m/€2,018m full year contribution from the acquired Harcourt businesses. Underlying revenue growth, including the Harcourt acquired businesses on a proforma basis, was 1% at constant exchange rates, or 4% before taking into account the decline in Business division revenues driven by the global economic slowdown.  The acquired Harcourt businesses saw proforma revenue growth of 4% over 2001, with 6% in Science & Medical and 2% in Education, a strong performance against the market.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were up 14% expressed in sterling at £1,133m, up 13% expressed in euros at €1,801m, and up 17% at constant exchange rates. This included a £277m/€440m full year contribution from the acquired Harcourt businesses. Underlying adjusted operating profit growth, including the Harcourt acquired businesses on a proforma basis, was 8%, or 9% excluding the Business division. The acquired Harcourt businesses saw proforma adjusted operating profit growth of approximately 10%, with 14% in Science & Medical and 6% in Education.

Adjusted operating margins improved by 0.9 percentage points to 22.6%. Dilution of the margin from the lower margin of the acquired businesses and the impact of disposals was more than offset by an underlying improvement of 1.5 percentage points reflecting the cost actions taken and the benefits of the Harcourt integration.

The amortisation charge for intangible assets and goodwill amounted to £527m/€838m, up £26m/€32m on the prior year, including a full year’s amortisation of the acquired Harcourt assets partly offset by currency translation effects. The average remaining useful life of goodwill and intangible assets at 31 December 2002 was 25 years.

Exceptional items showed a pre-tax charge of £111m/€176m, comprising £57m/€90m of Harcourt and other acquisition integration and related costs, £42m/€67m in respect of restructuring actions taken principally in response to the global economic slowdown,  and a £12m/€19m net loss on disposal of businesses and fixed asset investments. During 2002, over 1,500 positions have been eliminated through restructuring, most particularly within the Business division. Additionally, over 400 positions were eliminated in the year in the Harcourt integration process.  After a tax credit of £122m/€194m arising on the exceptional costs and in respect of prior year disposals, exceptional items showed a post-tax gain of £11m/€18m. This compares with a net post-tax exceptional credit of £9m/€13m in 2001.

Net interest expense, at £206m/€327m, was £64m/€98m higher than in the prior year, reflecting a full year’s financing cost for the Harcourt acquisition, in part offset by the benefit of the 2001 free cash flow, lower interest  rates and currency translation.  Net interest cover on an adjusted basis was 5.5 times.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £927m/€1,474m, were up 9% expressed in sterling and up 8% expressed in euros.  At constant exchange rates, adjusted profits before tax were up 11%.  The slightly lower growth at reported rates reflects currency translation effects from the year on year US dollar weakness.  Dilution from acquisitions other than Harcourt and from disposals made in 2001 was 3% reflecting the investment at Classroom Connect and Courtlink and the loss of contribution from the travel publishing and other businesses sold.  This was offset by the effect of including a full twelve months of the acquired Harcourt businesses.

The effective tax rate on adjusted earnings was unchanged at 26.3%.  The adjusted profit attributable to shareholders of £682m/€1,084m was up 9% expressed in sterling, 8% expressed in euros, and 11% at constant exchange rates.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £1,010m/€1,606m representing an 89% conversion rate of adjusted operating profits into cash.  This compares with a conversion rate in 2001 of 102% which was significantly flattered by the seasonality of the acquired Harcourt businesses which strongly favours the second half.  Excluding the acquired Harcourt businesses, the conversion rate was approximately 93%, up 8 percentage points on the prior year, reflecting tight management of working capital and capital expenditure.  Capital expenditure in the year amounted to £179m/€285m and depreciation was £136m/€216m, both similar to the prior year.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £378m/€601m, compared to £459m/€738m in 2001 which benefited from the seasonal weighting of the Harcourt cashflows to the post-acquisition period.  Net exceptional cash inflows of £7m/€11m include £106m/€169m proceeds from disposals of businesses and fixed asset investments and £20m/€32m of reduced tax payments, less exceptional acquisition related and restructuring payments of £119m/€190m.

In 2002, acquisitions were made for a total consideration of £99m/€157m, including £9m/€14m deferred to future years and after taking account of net cash acquired of £4m/€6m.  An amount of £101m/€161m was capitalised as goodwill and intangible assets. Deferred consideration paid in respect of prior year acquisitions and payment of change of control and other non operating liabilities assumed on the acquisition of Harcourt totalled £94m/€150m. The 2002 acquisitions contributed £5m/€8m to adjusted operating profit in the year and added £3m/€5m to operating cash flow.

Net borrowings at 31 December 2002 were £2,732m/€4,180m, a decrease of £497m in sterling and €1,116m in euros since 31 December 2001, reflecting the free cash flow less acquisition spend, and favourable exchange translation effects from a weaker US dollar.

Gross borrowings at 31 December 2002 amounted to £3,302m/€5,052m, denominated mostly in US dollars, and were partly offset by cash balances totalling £570m/€872m invested in short term deposits and marketable securities.  A total of 74% of Reed Elsevier’s gross borrowings were at fixed rates, including £1,415m/€2,165m of floating rate debt fixed through the use of interest rate derivatives, and had a weighted average interest coupon of 6.4% and an average remaining life of 7.4 years.

PARENT COMPANIES

Profit and loss account

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC were 28.5p, up 9% on the previous year, and for Reed Elsevier NV were €0.69, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results.  At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 11% over the previous year.

After their share of the charge in respect of goodwill and intangible asset amortisation and of the exceptional items, the reported earnings per share of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 7.0p and €0.18 respectively, compared to 4.8p and €0.13 in 2001.

Dividends

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed Elsevier PLC has proposed a final dividend of 8.0p, giving a total dividend of 11.2p for the year, up 7% on 2001. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a total dividend of €0.30 for the year, the same as in 2001. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

Dividend cover for Reed Elsevier PLC, using adjusted earnings before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, was 2.5 times, and for Reed Elsevier NV was 2.3 times. Measured for the combined businesses on a similar basis, dividend cover was 2.4 times compared with 2.3 times in 2001.

FORWARD LOOKING STATEMENTS

This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights; and the impact of technological change.

COMBINED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2002

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Turnover Including share of turnover of joint ventures		5,094	4,627	8,099	7,449
Less: share of turnover of joint ventures		(74)	(67)	(117)	(107)
	3	5,020	4,560	7,982	7,342
Continuing operations before acquisitions		5,001	4,560	7,952	7,342
Acquisitions		19	—	30	—
Cost of sales		(1,794)	(1,611)	(2,852)	(2,594)
Gross profit		3,226	2,949	5,130	4,748
Operating expenses		(2,736)	(2,570)	(4,351)	(4,138)
Before amortisation and exceptional items		(2,113)	(1,974)	(3,361)	(3,178)
Amortisation of goodwill and intangible assets		(524)	(498)	(833)	(802)
Exceptional items	4	(99)	(98)	(157)	(158)
Operating profit (before joint ventures)		490	379	779	610
Continuing operations before acquisitions		504	379	801	610
Acquisitions		(14)	—	(22)	—
Share of operating profit of joint ventures		17	12	27	20
Operating profit including joint ventures		507	391	806	630
Non operating exceptional items Net (loss)/profit on disposal of businesses and fixed asset investments	4	(12)	26	(19)	41
Profit on ordinary activities before interest		495	417	787	671
Net interest expense		(206)	(142)	(327)	(229)
Profit on ordinary activities before taxation		289	275	460	442
Tax on profit on ordinary activities		(107)	(148)	(171)	(238)
Profit on ordinary activities after taxation		182	127	289	204
Minority interests		(1)	(1)	(1)	(2)
Profit attributable to parent companies’ shareholders		181	126	288	202
Equity dividends paid and proposed		(282)	(269)	(448)	(432)
Retained loss taken to combined reserves		(101)	(143)	(160)	(230)

ADJUSTED FIGURES

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Adjusted operating profit	5	1,133	990	1,801	1,594
Adjusted profit before tax	5	927	848	1,474	1,365
Adjusted profit attributable to parent companies’ shareholders	5	682	624	1,084	1,005

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

COMBINED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2002

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Net cash inflow from operating activities before exceptional items	6	1,154	1,163	1,835	1,873
Payments relating to exceptional items charged to operating profit	6	(119)	(97)	(190)	(156)
Net cash inflow from operating activities		1,035	1,066	1,645	1,717

Dividends received from joint ventures		13	12	21	19

Interest and similar income received		25	113	40	181
Interest and similar charges paid		(230)	(227)	(366)	(365)
Returns on investments and servicing of finance		(205)	(114)	(326)	(184)

Taxation before exceptional items		(154)	(178)	(245)	(287)
Exceptional items		20	141	32	227
Taxation		(134)	(37)	(213)	(60)

Purchase of tangible fixed assets		(163)	(175)	(259)	(282)
Purchase of fixed asset investments		(9)	(59)	(14)	(95)
Proceeds from sale of tangible fixed assets		6	6	9	10
Exceptional proceeds from disposal of fixed asset investments		118	–	188	–
Capital expenditure and financial investment		(48)	(228)	(76)	(367)

Acquisitions		(184)	(2,236)	(293)	(3,599)
Exceptional net (costs)/proceeds from disposal of businesses		(12)	96	(19)	154
Acquisitions and disposals		(196)	(2,140)	(312)	(3,445)

Equity dividends paid to shareholders of the parent companies		(273)	(255)	(434)	(411)

Cash inflow/(outflow) before changes in short term investments and financing		192	(1,696)	305	(2,731)
(Increase)/decrease in short term investments		(55)	1,169	(88)	1,882
Financing		(65)	537	(103)	865
Increase in cash		72	10	114	16

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

ADJUSTED FIGURES

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Adjusted operating cash flow	5	1,010	1,006	1,606	1,620
Adjusted operating cash flow conversion		89%	102%	89%	102%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

COMBINED BALANCE SHEET

AS AT 31 DECEMBER 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Fixed assets Goodwill and intangible assets	5,814	6,723	8,895	11,026
Tangible assets	484	489	741	802
Investments	140	241	214	395
	6,438	7,453	9,850	12,223
Current assets Inventories and pre-publication costs	500	488	765	801
Debtors — amounts falling due within one year	923	999	1,412	1,638
Debtors — amounts falling due after more than one year	321	463	491	759
Cash and short term investments	570	435	872	713
	2,314	2,385	3,540	3,911
Creditors: amounts falling due within one year	(3,629)	(4,134)	(5,552)	(6,780)
Net current liabilities	(1,315)	(1,749)	(2,012)	(2,869)

Total assets less current liabilities	5,123	5,704	7,838	9,354
Creditors: amounts falling due after more than one year	(2,270)	(2,502)	(3,473)	(4,103)
Provisions for liabilities and charges	(187)	(280)	(286)	(459)
Minority interests	(7)	(5)	(11)	(8)
Net assets	2,659	2,917	4,068	4,784

Capital and reserves Combined share capitals	187	184	286	302
Combined share premium accounts	1,708	1,629	2,613	2,672
Combined reserves	764	1,104	1,169	1,810
Combined shareholders’ funds	2,659	2,917	4,068	4,784

Net borrowings	2,732	3,229	4,180	5,296

Approved by the Boards of Reed Elsevier PLC and Reed Elsevier NV, 19 February 2003.

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Profit attributable to parent companies’ shareholders	181	126	288	202
Exchange translation differences	(187)	(3)	(604)	83
Total recognised gains and losses for the year	(6)	123	(316)	285

COMBINED SHAREHOLDERS’ FUNDS RECONCILIATION

FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Profit attributable to parent companies’ shareholders	181	126	288	202
Equity dividends paid and proposed	(282)	(269)	(448)	(432)
Issue of ordinary shares, net of expenses	30	22	48	35
Exchange translation differences	(187)	(3)	(604)	83
Net decrease in combined shareholders’ funds	(258)	(124)	(716)	(112)
Combined shareholders’ funds at 1 January	2,917	3,041	4,784	4,896
Combined shareholders’ funds at 31 December	2,659	2,917	4,068	4,784

COMBINED FINANCIAL INFORMATION

NOTES TO THE COMBINED FINANCIAL INFORMATION

1          Basis of preparation

The Reed Elsevier combined financial information encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, joint ventures and associates, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV. The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2002. Financial information is presented in both sterling and euros.

2          Exchange rates

In preparing the combined financial information, the following exchange rates have been applied:

	Profit & loss		Balance sheet
	2002	2001	2002	2001
Euro to sterling	1.59	1.61	1.53	1.64
US dollars to sterling	1.50	1.44	1.60	1.45
US dollars to euro	0.94	0.89	1.05	0.88

3          Segment analysis

Turnover

	2002 £m	2001 £m	2002 €m	2001 €m
Business segment Science & Medical	1,295	1,024	2,059	1,649
Legal	1,349	1,330	2,145	2,141
Education	993	579	1,579	932
Business	1,383	1,627	2,199	2,620
Total	5,020	4,560	7,982	7,342

	2002 £m	2001 £m	2002 €m	2001 €m
Geographical origin North America	3,158	2,695	5,021	4,339
United Kingdom	782	795	1,243	1,280
The Netherlands	419	416	666	670
Rest of Europe	456	445	725	716
Rest of world	205	209	327	337
Total	5,020	4,560	7,982	7,342

	2002 £m	2001 £m	2002 €m	2001 €m
Geographical market North America	3,209	2,765	5,102	4,452
United Kingdom	551	557	876	897
The Netherlands	209	224	332	361
Rest of Europe	638	587	1,014	945
Rest of world	413	427	658	687
Total	5,020	4,560	7,982	7,342

Operating profit (including amortisation and exceptional items)

	2002 £m	2001 £m	2002 €m	2001 €m
Business segment Science & Medical	294	210	467	338
Legal	61	59	97	95
Education	102	95	162	153
Business	50	27	80	44
Total	507	391	806	630

	2002 £m	2001 £m	2002 €m	2001 €m
Geographical origin North America	142	47	226	76
United Kingdom	129	154	205	248
The Netherlands	153	129	243	208
Rest of Europe	55	51	87	82
Rest of world	28	10	45	16
Total	507	391	806	630

Adjusted operating profit (excluding amortisation and exceptional items)

	2002 £m	2001 £m	2002 €m	2001 €m
Business segment Science & Medical	429	344	682	554
Legal	287	267	456	430
Education	183	132	291	212
Business	234	247	372	398
Total	1,133	990	1,801	1,594

	2002 £m	2001 £m	2002 €m	2001 €m
Geographical origin North America	616	482	979	776
United Kingdom	190	207	302	333
The Netherlands	169	163	269	262
Rest of Europe	119	108	189	174
Rest of world	39	30	62	49
Total	1,133	990	1,801	1,594

4          Exceptional items

	2002 £m	2001 £m	2002 €m	2001 €m
Reorganisation costs (i)	(42)	(35)	(67)	(56)
Acquisition related costs (ii)	(57)	(63)	(90)	(102)
Charged to operating profit	(99)	(98)	(157)	(158)
Net (loss)/profit on disposal of businesses and fixed asset investments (iii)	(12)	26	(19)	41
Exceptional charge before tax	(111)	(72)	(176)	(117)
Net tax credit (iv)	122	81	194	130
Total exceptional credit	11	9	18	13

(i)

Reorganisation costs relate to employee severances, including the elimination of over 1,500 positions in 2002, principally in the Business and Legal segments.

(ii)

Acquisition related costs include employee severance and property rationalisation costs arising on the integration and rationalisation of Harcourt and other recent acquisitions.

(iii)

The net loss on disposal of businesses and fixed asset investments relates to the sale and closure of businesses in the Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21m/€33m profit on sale of investments acquired on the acquisition of Harcourt General, Inc, less a £17m/€27m loss on other fixed asset investments.

(iv)

The net tax credit in 2002 arises principally in respect of prior year disposals.

5          Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2002 £m	2001 £m	2002 €m	2001 €m
Operating profit including joint ventures	507	391	806	630
Adjustments: Amortisation of goodwill and intangible assets	527	501	838	806
Exceptional items	99	98	157	158
Adjusted operating profit	1,133	990	1,801	1,594

Profit before tax	289	275	460	442
Adjustments: Amortisation of goodwill and intangible assets	527	501	838	806
Exceptional items	111	72	176	117
Adjusted profit before tax	927	848	1,474	1,365
Profit attributable to parent companies’ shareholders	181	126	288	202
Adjustments: Amortisation of goodwill and intangible assets	512	507	814	816
Exceptional items	(11)	(9)	(18)	(13)
Adjusted profit attributable to parent companies’ shareholders	682	624	1,084	1,005
Net cash inflow from operating activities	1,035	1,066	1,645	1,717
Dividends received from joint ventures	13	12	21	19
Purchase of tangible fixed assets	(163)	(175)	(259)	(282)
Proceeds from sale of tangible fixed assets	6	6	9	10
Payments in relation to exceptional items charged to operating profit	119	97	190	156
Adjusted operating cash flow	1,010	1,006	1,606	1,620

6         Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m	2002 €m	2001 €m
Operating profit (before joint ventures)	490	379	779	610
Exceptional charges to operating profit	99	98	157	158
Operating profit before exceptional items	589	477	936	768

Amortisation of goodwill and intangible assets	524	498	833	802
Depreciation	136	132	216	213
Total non cash items	660	630	1,049	1,015

Increase in inventories and pre-publication costs	(51)	(48)	(81)	(77)
(Increase)/decrease in debtors	(12)	156	(19)	251
Decrease in creditors	(32)	(52)	(50)	(84)
Movement in working capital	(95)	56	(150)	90

Net cash inflow from operating activities before exceptional items	1,154	1,163	1,835	1,873
Payments relating to exceptional items charged to operating profit	(119)	(97)	(190)	(156)
Net cash inflow from operating activities	1,035	1,066	1,645	1,717

7          Reconciliation of net borrowings

	2002 £m	2001 £m	2002 €m	2001 €m
Net borrowings at 1 January	(3,229)	(433)	(5,296)	(697)

Increase in cash	72	10	114	16
Increase/(decrease) in short term investments	55	(1,169)	88	(1,882)
Decrease/(increase) in borrowings	95	(526)	151	(847)
Change in net borrowings resulting from cash flows	222	(1,685)	353	(2,713)
Borrowings in acquired business	—	(1,042)	—	(1,677)
Inception of finance leases	(16)	(3)	(25)	(5)
Exchange translation differences	291	(66)	788	(204)
Net borrowings at 31 December	(2,732)	(3,229)	(4,180)	(5,296)

8.          Pension schemes

A new UK financial reporting standard, FRS17: Retirement Benefits, will, with effect from the 2005 financial year, introduce new accounting policies in respect of pension arrangements. FRS17 also requires additional information to be disclosed in the intervening period based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

Reed Elsevier operates a number of pension schemes around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a valuation by Watson Wyatt Partners as at 5 April 2000. The scheme is valued formally every three years, the next valuation being as at 5 April 2003. The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at 1 January 2002. The actuarial values placed on scheme assets as at their last valuation date were sufficient to cover 121% and 103% of the benefits that had accrued to members of the main UK and US schemes, respectively. No employer contributions are currently being made to the main UK scheme.

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24.  Under SSAP24, the net pension charge was £59m/€94m (2001: £39m/€63m), of which £34m/€54m (2001: £24m/€39m) related to defined benefit type schemes. The net pension expense for defined benefit schemes for 2002, based on the methodologies prescribed by FRS17, would have been £11m/€17m higher at £45m/€71m. The pension expense in respect of defined contribution schemes is unchanged under FRS17.

As at 31 December 2002, under the methodologies prescribed by FRS17, the funded defined benefit schemes in aggregate had a net deficit of £66m/€101m (2001: net surplus £263m/€431m), representing 4% (2001: 13% surplus) of total assets in those schemes, and the unfunded defined benefit schemes had a liability in aggregate of £71m/€109m (2001: £66m/€108m), of which £52m/€80m (2001: £49m/€80m) is provided for within creditors under SSAP24.

REED ELSEVIER PLC
SUMMARY FINANCIAL INFORMATION

Basis of preparation

The Reed Elsevier PLC (formerly Reed International P.L.C.) share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as interests in joint ventures, net of the other assets and liabilities reported within Reed Elsevier PLC and its subsidiary undertakings.  Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Summary consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2002	2002 £m	2001 £m
Share of combined turnover	2,656	2,412
Share of combined adjusted profit before tax	490	449
Share of amortisation	(279)	(265)
Share of exceptional items before tax	(58)	(38)
Reed Elsevier NV’s share of UK tax credit on distributed earnings	(7)	(6)
Profit on ordinary activities before taxation	146	140
Tax on profit on ordinary activities	(57)	(79)
Profit attributable to ordinary shareholders	89	61
Equity dividends paid and proposed	(143)	(132)
Retained loss taken to reserves	(54)	(71)
Basic earnings per share	7.0p	4.8p
Diluted earnings per share	7.0p	4.8p
Adjusted earnings per share	28.5p	26.1p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses. Tax on profit on ordinary activities includes £56m (2001: £76m) in respect of joint ventures.

Dividends

The directors of Reed Elsevier PLC have proposed a final dividend of 8.0p per ordinary share (2001: 7.4p) which, when added to the interim dividend already paid of 3.2p per ordinary share (2001: 3.1p), amounts to a total 2002 dividend of 11.2p per ordinary share (2001: 10.5p), an increase of 7%. The Reed Elsevier PLC final dividend will be paid on 2 May 2003, with an ex-dividend and record date of 9 April 2003 and 11 April 2003 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Summary consolidated cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2002	2002 £m	2001 £m
Net cash outflow from operating activities	—	(3)
Dividends received from Reed Elsevier Group plc	135	127
Equity dividends paid	(135)	(126)
Decrease in short term investments	—	431
Investment in joint venture	—	(406)
Financing (including issue of ordinary shares £16m (2001 £10m))	(2)	(33)
Other cash flows	2	10
Change in net cash	—	—

Summary consolidated balance sheet

AS AT 31 DECEMBER 2002	2002 £m	2001 £m
Fixed asset investment in joint ventures	983	1,128
Net current assets	460	451
Creditors: amounts falling due after more than one year	(36)	(36)
Net assets	1,407	1,543

Net current assets includes amounts owed by Reed Elsevier Group plc group of £573m (2001 £555m).

The financial information set out above has been abridged from the company’s statutory accounts for the year ended 31 December 2002, which have been audited by Deloitte & Touche, and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under S237(2) or (3) Companies Act 1985.

REED ELSEVIER NV
SUMMARY FINANCIAL INFORMATION

Basis of preparation

The results for the six months ended 31 December 2002 reflect the Reed Elsevier NV (formerly Elsevier NV) shareholders’ 50% economic interest in the Reed Elsevier combined businesses, accounted for on an equity basis.  Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Summary profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2002	2002 €m	2001 €m
Share of combined turnover	3,991	3,671
Share of combined adjusted profit before tax	737	683
Share of amortisation	(419)	(403)
Share of exceptional items before tax	(88)	(59)
Taxation	(86)	(120)
Profit attributable to shareholders	144	101
Allocation of profit Equity dividends paid and proposed	221	221
Transfer from reserves	(77)	(120)
Profit attributable to shareholders	144	101
Basic earnings per share	€0.18	€0.13
Diluted earnings per share	€0.18	€0.13
Adjusted earnings per share	€0.69	€0.64

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier NV have proposed a final dividend of €0.21 per ordinary share (2001: €0.21) which, when added to the interim dividend already paid of €0.09 per ordinary share (2001: €0.09), amounts to a total 2002 dividend of €0.30 per ordinary share (2001: €0.30). The Reed Elsevier NV final dividend will be paid on 2 May 2003, with an ex-dividend date of 11 April 2003. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Summary cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2002	2002 €m	2001 €m
Net cash outflow from operating activities	—	(3)
Dividends received from joint ventures	150	100
Equity dividends paid	(222)	(204)
Decrease in short term investments	10	946
Investment in joint venture	—	(916)
Financing (including issue of ordinary shares €22m (2001: €92m))	59	(2)
Other cash flows	3	79
Change in net cash	—	—

Summary balance sheet

AS AT 31 DECEMBER 2002	2002 €m	2001 €m
Fixed asset investment in joint ventures	2,195	2,506
Net current liabilities	(96)	(50)
Creditors: amounts falling due after more than one year	(6)	(5)
Provisions	(59)	(59)
Net assets	2,034	2,392

Net current liabilities include short term investments of €15m (2001: €25m).

The financial information in respect of the year ended 31 December 2002 has been extracted from the statutory accounts of Reed Elsevier NV which have been audited by Deloitte & Touche.

ADDITIONAL INFORMATION
FOR US INVESTORS

REED ELSEVIER SUMMARY COMBINED FINANCIAL INFORMATION UNDER US GAAP

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP

Basis of preparation

The combined financial statements for Reed Elsevier are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences relate to the US GAAP requirements in respect of the capitalisation and amortisation of goodwill and other intangible assets, derivative instruments, pensions and deferred taxes. A more complete explanation of accounting policies used by the combined businesses and the differences between UK and Dutch GAAP and US GAAP will be set out in the 2002 Reed Elsevier Annual Reports and Financial Statements and the Reed Elsevier Annual Report on Form 20-F.

Net income

FOR THE YEAR ENDED 31 DECEMBER 2002	2002 £m	2001 £m	2002 €m	2001 €m
Net income under UK and Dutch GAAP	181	126	288	202
US GAAP adjustments: Goodwill and other intangible assets	223	(74)	355	(119)
Deferred taxation	(50)	(43)	(80)	(69)
Pensions	56	46	89	74
Stock based compensation	—	(15)	—	(24)
Derivative instruments	(45)	(56)	(72)	(90)
Other items	—	(4)	—	(6)
Net income/(loss) under US GAAP	365	(20)	580	(32)

Combined shareholders’ funds

AS AT 31 DECEMBER 2002	2002 £m	2001 £m	2002 €m	2001 €m
Combined shareholders’ funds under UK and Dutch GAAP	2,659	2,917	4,068	4,784
US GAAP adjustments: Goodwill and intangible assets	1,302	1,151	1,992	1,888
Deferred taxation	(838)	(860)	(1,283)	(1,410)
Pensions	151	132	231	216
Derivative instruments	(117)	(79)	(179)	(130)
Available for sale investments	3	36	5	59
Equity dividends	205	190	314	312
Other items	(21)	(20)	(32)	(33)
Combined shareholders’ funds under US GAAP	3,344	3,467	5,116	5,686

Both Reed Elsevier PLC (‘RUK’, CUSIP No. 758205108) and Reed Elsevier NV (‘ENL’, CUSIP No. 758204101) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Citibank NA). An ADS in Reed Elsevier NV represents two ordinary shares in Reed Elsevier NV, while a Reed Elsevier PLC ADS represents four ordinary shares in Reed Elsevier PLC. Final dividends on Reed Elsevier PLC and Reed Elsevier NV ADSs will be paid on 9 May 2003.

NOTES FOR EDITORS

Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.

The Reed Elsevier Annual Review 2002 and Reed Elsevier PLC 2002 Annual Report and Financial Statements are being posted to Reed Elsevier PLC shareholders on 7 March 2003. Copies of the Reed Elsevier Annual Review 2002 and Reed Elsevier NV 2002 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC 25 Victoria Street London SW1H 0EX United Kingdom	Reed Elsevier NV Sara Burgerhartstraat 25 1055 KV, Amsterdam The Netherlands

Copies of all recent announcements, including this Preliminary Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:

http://www.reedelsevier.com